Exhibit 99.2

Global Ship Lease Announces Pricing of Public Offering of
$27.5 Million 8.00% Senior Notes Due 2024
LONDON, November 14, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “Global Ship Lease”) announced today that it has priced its offering of $27.5 million aggregate principal amount of senior unsecured notes due 2024 (the “Notes”) in a registered underwritten public offering (the “Notes Offering”). The Notes will bear interest at 8.00% per year, payable in arrears on the last day of February, May, August and November of each year, commencing on February 29, 2020 and at maturity. The Notes will mature on December 31, 2024, and may be redeemed in whole or in part, at the Company’s option, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount to be redeemed, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount to be redeemed, and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount to be redeemed, in each case, plus accrued and unpaid interest to, but excluding, the date of redemption. The Company intends to use the net proceeds of the Notes Offering to repay a portion of the Company’s 9.875% First Priority Secured Notes due 2022. The Company has granted the underwriters a 30-day option to purchase an additional $4.125 million aggregate principal amount of Notes. The Notes will be issued in minimum denominations of $25.00 per Note and integral multiples of $25.00 in excess thereof. The offering is expected to close on November 19, 2019.
In connection with the Notes Offering, the Company has applied to list the Notes on the New York Stock Exchange (the “NYSE”) under the symbol “GSLD.” If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued.
B. Riley FBR, Inc., Ladenburg Thalmann & Co. Inc., Janney Montgomery Scott LLC and William Blair & Company, L.L.C. are acting as joint book-running managers for the Notes Offering. Incapital LLC, Boenning & Scattergood, Inc., National Securities Corp., a wholly owned subsidiary of National Holdings Corporation (Nasdaq: NHLD), Wedbush Securities Inc., Clarksons Platou Securities AS and Fearnley Securities are acting as co-managers for the Notes Offering.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement on Form F-3 relating to the Notes Offering was filed with the U.S. Securities and Exchange Commission (the “Commission”) and was declared effective by the Commission on November 7, 2019. The Notes may only be offered and sold by means of a prospectus supplement and an accompanying base prospectus. A preliminary prospectus supplement relating to the Notes Offering was filed with the Commission on November 13, 2019. The final prospectus supplement relating to the Notes Offering will be filed with the Commission and will be available on its website at www.sec.gov.  When available, copies of the final prospectus supplement and the accompanying base prospectus related to the Notes Offering may also be obtained from the offices of B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Including two 6,650 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 43 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 237,462 TEU and an average age, weighted by TEU capacity, of 12.4 years as at September 30, 2019.
The average remaining term of the Company’s charters at September 30, 2019, to the mid-point of redelivery, including options under owner’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $778 million. Contracted revenue was $862 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438